Merrill Lynch - Alternative Investment LLC 1200 Merrrill Lynch Drive (18) Pennington, New Jerssey 08534

Bank of America Corporation

January 31, 2011

VIA EDGAR AND OVERNIGHT

Duc Dang, Attorney Advisor
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Man AHL FuturesAccess LLC
Form 10-12G
Filed October 4, 2010
File No. 000-54140

Dear Mr. Dang:

We thank you for your comment letter of November 2, 2010 relating to the Registrant’s Form 10 filed on October 4, 2010.  Merrill Lynch Alternative Investments LLC, the Registrant’s sponsor (the “Sponsor”), is providing these responses to your comments on behalf of the Registrant.  For your convenience, the comments included in your November 2, 2010 letter are set forth verbatim below, together with the Registrant’s responses thereto.  Please also see the revised Form 10 which has been filed on the date of this letter.

General

1.
Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.  Please be aware that you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934 at such time and that we will continue to review your filing on Form 10 until all of our comments have been addressed.

The Fund acknowledges that the Form 10 has gone effective and that, as a result, the Fund is subject to the above reporting requirements.

2.
We note your disclosure on page 2 and elsewhere that the Fund’s assets may be used to engage in trading of commodity forward contracts.  Please expand your disclosure to discuss the types of forward contracts the Fund will trade in.  In addition, please provide us with a detailed analysis of the exemption under the Investment Company Act of 1940 that you intend to rely on and how your investment strategy will support that exemption.

Duc Dang
United States Securities and Exchange Commission
January 31, 2011

Please note that we will refer your response to the Division of Investment Management for further review.

We have amended the disclosure in the manner requested and specifically have disclosed that the Fund’s assets may be used to engage in trading of currency forward contracts.

Neither the Fund’s trading of currency forward contracts nor any of its other activities make it an “investment company” as defined in the Investment Company Act of 1940 (the “Investment Company Act”), because the Fund is an issuer primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities.  The Fund is primarily engaged in the business of investing, reinvesting and trading in commodity interests.  Therefore, the Fund is excluded from the definition of the term “investment company” pursuant to Section 3(b)(1) of the Investment Company Act, as interpreted in a line of SEC No-Action Letters applying this exclusion to commodity pools.1  We do not believe that a forward contract is a security within the meaning of the Investment Company Act.  “Security” is defined in Section 2(a)(36) of the Investment Company Act to mean:

any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “security”, or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.

Neither currency forward contracts or for that matter forward contracts of any kind, are included in the list of specific instruments that are securities under Section 2(a)(36).   Nor do they fall within the general term “investment contract,” as interpreted in the SEC v. W.J. Howey Corp. decision.2  The test announced in Howey requires, among other things, that an investment in a “common enterprise,” and in analyzing commodity futures contracts, which are structurally similar to forward contracts, courts have found that no common enterprise exists and that the

1 See Managed Futures Association, 1996 SEC No-Act. LEXIS 623 (July 15, 1996); Ft. Tryon Futures Fund Limited Partnership, 1990 SEC No-Act. LEXIS 1192 (August 16, 1990); E. F. Hutton and Company, Inc., 1983 SEC No-Act. LEXIS 2655 (July 22, 1983); Peavey Commodity Futures Funds I, II and III, 1983 SEC No-Act. LEXIS 2576 (June 2, 1983).  (Collectively, the “Peavey No-Action Letters.”)
2 328 U.S. 293 (1946).

Duc Dang
United States Securities and Exchange Commission
January 31, 2011

 instruments are therefore not securities.3

Even if commodity forward contracts traded by the Fund were considered securities, the Fund would not meet the definition of “investment company” under Section 3 of the Investment Company Act, for the reasons discussed below.

The Peavey No Action Letters

We set forth below certain pertinent excerpts from the Peavey No-Action Letters setting forth the principles enumerated by the Staff in analyzing whether a commodity pool is “primarily engaged … in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities” within the meaning of Section 3(b)(1) of the Investment Company Act.  These are the principles applicable to the Fund and to the analysis of the Fund’s status under the Investment Company Act.

The Fund has been specifically modeled after the advice of the Division of Investment Management in Peavey Commodity Futures Funds I, II and III:

In determining whether an entity which invests in futures, including futures in exempted securities and futures on indices of securities, and options on such futures, is otherwise an investment company, one must determine first whether the entity is otherwise within the definition of an investment company contained in section 3(a) of the Investment Company Act.  Generally, this would require a determination of whether the entity was, otherwise than by its investment in such futures or options on such futures, either primarily engaged in investing in securities so as to be an investment company under section 3(a)(1) [now Section 3(a)(1)(A)], of the Investment Company Act, or on an entity with more than 40 percent of its total assets (exclusive of Government securities and cash items) in investment securities so as to be an investment company within section 3(a)(3) [now Section 3(a)(1)(C)], of the Investment Company Act.

If the entity was not an investment company within the meaning of section 3(a)(1), but was within 3(a)(3), the entity would, nevertheless, still not be an investment company if it was excepted by section 3(b)(1) as an entity which was primarily engaged, directly or through a wholly-owned subsidiary, in a business or businesses other than trading in securities.  In applying this provision to an entity engaged in investing in the aforementioned futures, we would, in accord with section 2(a)(1) of the CEA, consider the entity not to be subject to SEC jurisdiction under the Investment Company Act if it was directly or indirectly primarily engaged in the business of investing in futures.

3 SEC v. Commodity Options Int’l, Inc., 553 F.2d 628, 632 (9th Cir. 1977).

Duc Dang
United States Securities and Exchange Commission
January 31, 2011

In determining an entity’s primary engagement one usually looks to the composition of its assets, the sources of its income, the activities of its officers and employees, its representations, and its historical development.  The first two of these factors are usually regarded as the most telling.  However, it has been recognized that with respect to a commodity pool, a snapshot picture of its balance sheet contrasting the value of its futures contracts (unrealized gain on such contracts) with the value of its other assets, e.g., its reserves and margin deposits, which often are in the form of United States government notes, may not reveal the primary nature of the business.  In other words, the fact that such an  entity, otherwise than by reason of its investment in futures, has more than 50 percent of its assets in securities would not necessarily indicate that it is primarily engaged in investing in securities.4

In determining whether an entity investing in futures was otherwise primarily engaged in the business of investing in securities, we would consider of first importance the area of business in which the entity anticipates realization of the greatest gains and exposure to the largest risk of loss.  Thus, at least with respect to such a company, a company’s intentions are of great importance in determining its primary business.  However, a company’s real intentions may be revealed by its operations and, therefore, its gains and losses in futures trading, in comparison to its gains and losses on its government securities and other securities would be relevant to a determination of the company’s primary business.  Such a comparison on an annual, or other suitable basis, may be more revealing of a company’s primary business than a comparison of the company’s net gains or losses in futures and options of [on] futures trading with its net gains or losses in investing in securities, otherwise than by reason of investing in futures and options and options on futures, which figures would be affected by the company’s relative degree of success in these different areas.

In Managed Futures Association, the Staff articulated the analysis required to determine the primary business of a commodity pool very clearly:

Many commodity pools that are held out to the public as such can meet the definition of investment company in Section 3(a)(3) [now Section 3(a)(1)(C)] in view of the nature of their business.  A commodity pool that meets the definition of investment company in Section 3(a)(3) nonetheless may be excluded by Section 3(b) of the Investment Company Act.  Section 3(b)(1) excludes from the definition of investment company any issuer engaged primarily in a business or businesses other than investing, reinvesting, owning, holding or trading in securities, either directly or through wholly-owned subsidiaries.

4See Alpha-Delta Fund (pub. avail. May 4, 1976).

Duc Dang
United States Securities and Exchange Commission
January 31, 2011

In Tonopah Mining Co. of Nevada, 26 S.E.C. 426 (1947) (“Tonopah”), the Commission adopted a five factor analysis for determining an issuer’s primary business for purposes of assessing the issuer’s status under the Investment Company Act.  Although the Commission decided Tonopah under Section 3(b)(2) of the Investment Company Act, the same factors are relevant to determining an issuer’s primary business under Section 3(b)(1).  These factors are:  (1) the company’s historical development; (2) its public representations of policy; (3) the activities of its officers and directors; (4) the nature of its present assets; and (5) the source of its present income.  In Tonopah, the Commission accorded the fourth and fifth factors the most weight:

The staff has recognized that a commodity pool’s balance sheet may not necessarily be a useful indicator of the pool’s primary business for purposes of assessing the pool’s status under the Investment Company Act.  The staff has taken the position, therefore, that in determining the primary business of a commodity pool, the most important factor to be considered is the portion of the pool’s business with respect to which it anticipates realization of the greatest gains and exposure to the largest risk of loss.  In our view, therefore, a commodity pool’s primary business should be deemed to be investing or trading in commodity interests if (1) the pool looks primarily to commodity interests as its principal intended source of gains, (2) the pool anticipates that commodity interests present the primary risk of loss, and (3) the pool’s historical development, public representations of policy (in its prospectus or offering circular and in marketing materials), and the activities of those charged with management of the pool demonstrate that the pool’s primary business is investing or trading in commodity interests, rather than securities.”

The Staff has made it clear that an entity coming within Section 3(b)(1) would also not be an investment company within the meaning of Section 3(a)(1) [now Section 3(a)(1)(A)].5 Consequently, if the Fund qualifies for the Section 3(b)(1) exclusion from “investment company” status under Section 3(a)(3) [now Section 3(a)(1)(C)], the Fund should also not constitute an “investment company” under Section 3(a)(1) [now Section 3(a)(1)(A)].  Section 3(b)(1) is, by its terms, more expansive than Section 3(a)(1) [now Section 3(a)(1)(A)] in that the exclusion of Section 3(b)(1) applies to entities which are primarily engaged in a business other than “investing, reinvesting, owning, holding, or trading, in securities,” whereas Section 3(a)(1) [now Section 3(a)(1)(A)] refers only to “investing, reinvesting, or trading, in securities.”  The Staff has recognized that this difference in language can support a finding that an entity is not an investment company under Section 3(a)(1) [now Section 3(a)(1)(A)] because its primary business would be owning or holding securities rather than investing, reinvesting, or trading in them.6  As Section 3(b)(1) is more expansive than Section 3(a)(1) [now Section 3(a)(1)(A)], if an issuer qualifies for the Section 3(b)(1) exclusion from Section 3(a)(3) “investment company”

5See Australian Industry Development Corporation, 1980 SEC No-Act. LEXIS 3581 (August 11, 1980) (“A resolution of AIDC’s status under one of these sections will also resolve its status under the other section.”).
6See Dean Witter Principal Guaranteed Fund III L.P., 1992 SEC No-Act. LEXIS 889 (July 23, 1992).

Duc Dang
United States Securities and Exchange Commission
January 31, 2011

status, such issuer should also be excluded from the Section 3(a)(1) [now Section 3(a)(1)(A)] definition of “investment company.”

Analysis of the Fund in light of Peavey

The Fund is a traditional commodity pool focused on trading commodity futures contracts.  Among the numerous instruments that it trades are commodity forward contracts, but it has no particular focus on these contracts.  The Fund looks primarily to commodity interests as its principal intended source of gains, and anticipates that commodity interests present the Fund’s primary risk of loss.  The term “commodity” is defined in Section 1(a)(4) of the Commodity Exchange Act and means, in addition to various enumerated agricultural commodities, “all other goods and articles, except onions…,  and all services, rights and interests in which contracts for future delivery are presently or in the future dealt in.”  In  Managed Futures Association, the staff speaks of the pool’s investments or trading in “commodity interests,” not just futures and options on futures, clearly illustrating that the Staff’s understanding of the term “commodity interests” is not limited to exchange-traded futures and options on futures.  In fact, many commodity pools routinely use forwards, swaps and other OTC derivatives that derive their value from a reference asset that is not presently the reference asset for any exchange-traded future.  Indeed, examples of commodity pools that, in addition to futures and options on futures, use forwards, swaps and other OTC derivatives that derive their value from commodities (whether or not such commodities also serve presently as the reference asset for an exchange-traded future) are so numerous and common that an exhaustive list would be too long to include in this letter.  A few recent examples of exchange-traded commodity pools that use such instruments with which the Staff is familiar include: United States Oil Fund, L.P. (Registration No. 333-157823); United States Natural Gas Fund, L.P. (Registration No. 333-159772); and various series of ProShares Trust II (Registration No. 333-156888).

While all derivatives, including exchange-traded futures and options on futures, when held in the portfolio of a registered investment company, may be viewed as securities for certain limited purposes under the Investment Company Act (such as the capital structure limitations and leverage limitations set forth in Section 18 of the Investment Company Act), their inclusion in the portfolio of a commodity pool that is excluded from the Investment Company Act by reason of Section 3(b)(1) does not disturb the Section 3(b)(1) exclusion or the analysis of the Fund under the Peavey No-Action Letters.

Other Peavey Criteria

In addition to expected sources of profit and sources of exposure to risk of loss, the Peavey No-Action Letters require one to consider the issuer’s historical development, public representations of policy and the activities of those charged with its management.

Historical Development.  The development of the Fund points clearly to its intention to be a commodity pool, not an investment company.  In fact, the entire purpose of the Fund’s development has been precisely that the Fund should operate as a commodity pool which is not

Duc Dang
United States Securities and Exchange Commission
January 31, 2011

also an “investment company” for regulatory purposes.  For example, the Fund’s disclosure document is compliant with the CFTC’s Part 4 Rules.  This factor clearly weighs in favor of the conclusion that the Fund is not an investment company.

Public Representations of Policy.  Although the Fund is privately offered, and therefore does not make public representations of policy, it is being represented to prospective investors as a commodity pool.  This factor, too, clearly weighs in favor of the conclusion that the Fund is not an investment company.

Activities of Management. The activities of the Fund are entirely consistent with and support the conclusion that the Fund is excluded pursuant to Section 3(b)(1) of the Investment Company Act.  The Trading Advisor, either directly or by delegation to an agent, will be establishing and closing futures positions on a regular basis, as well as rolling the Fund’s futures positions.  It will be taking similar actions in respect of its forwards, swaps and OTC derivatives.  All this activity is consistent with acting as a commodity pool operator and commodity trading advisor, not with operating or advising an investment company. This factor, too, clearly weighs in favor of the conclusion that the Fund is not an investment company.  Management of the Fund’s portfolio of Treasury securities is merely incidental to its trading of commodity interests, is not expected to require a significant amount of management’s time and resources and is of negligible significance to the Fund’s expected source of gains and exposure to risk of loss.

Conclusion

For the above reasons, the Fund clearly is within the exclusion from the definition of the term “investment company” set forth in Section 3(b)(1) of the Investment Company Act, as interpreted by the Staff of the Division of Investment Management in the Peavey No-Action Letters.  It is worth noting that the use of forward agreements, swaps and other OTC derivatives that reference commodities is common practice for commodity pools, and the Staff of the Division of Investment Management has never challenged the Investment Company Act status of a commodity pool by reason of its use of such instruments.  Indeed, the use of such instruments by commodity pools is commonplace and routine, including by numerous commodity pools reviewed by the Staff over the past 30 years or so that this Firm has been involved in the representation of the sponsors of such pools.

Business, page 2

3.
On page 2, you disclose that results may differ from the trading model because the sponsor may disapprove or delay its approval of an instrument.  The disclosure on page 6 only notes that the sponsor may override trading instructions.  As such, the reference to a delay in approval is unclear.  Please revise your disclosure here or in the appropriate subsection to elaborate on the approval process.

We have amended the disclosure under Item 1(a) “General Development of Business ─ Plan of Operation” to clarify that under the advisory agreement between the Trading Advisor and

Duc Dang
United States Securities and Exchange Commission
January 31, 2011

the Sponsor, the Trading Advisor must agree in writing with the Sponsor to a list of certain instruments that the Trading Advisor may, in general, trade on the Fund’s behalf.  The Sponsor may disapprove or delay its approval of the addition of certain instruments to this list, which could result in the divergent performance mentioned.  This ability of the Sponsor to disapprove, or delay approval of, an instrument is separate from its authority to override particular transactions where the Sponsor believes that doing so is necessary or reasonably advisable for the protection of the Fund.  The discussion under Item 1(c) “Narrative Description of Business ─ The Trading Advisor” has been amended to clarify the Sponsor’s authority to approve instruments and override particular transactions.

4.
Please revise to clarify the number of other programs that also utilize the trading model designed by your trading advisor and its affiliates that will systematically dictate your investments.  If other Man advised programs exist that use the same trading model, please clarify if such use would affect the amount of “inefficiencies” you could capitalize on.  Also, we note your disclosure on page 21 that Item 101(h)(4)(iv) of Regulation S-K is not applicable.  Please tell us why you believe you have no other competitors or why other entities with similar trading objectives would not be considered your competitors.

We have amended the disclosure to specify that two other accounts advised by the Trading Advisor also utilize the Man-AHL Diversified Program but that the Trading Advisor does not believe such other accounts’ trading will adversely affect the availability of trading opportunities for the Fund.

Item 101(h)(4)(iv) of Regulation S-K implicitly assumes that the issuer is an operating business that sells its goods or services to the relevant market in competition with other sellers of similar goods or services.  This is evidenced by the consistent references to “products or services” in Item 101(h)(4).7  Price, quality, availability and other similar considerations relevant to the choice of one seller over another are the ordinary methods of competition.  None of these factors, however, is relevant in reference to futures fund issuers such as the Fund which do not sell goods or services and do not succeed or fail as the consequence of the success or failure of other futures funds investing in the same manner.  Consequently, “competition” is not material to evaluating a futures fund and its prospects and Item 101(h)(4)(iv) is therefore not applicable.  The Sponsor understands that other futures funds, the securities of which are sold in offerings registered under the Securities Act of 1933 and/or registered under the Securities Exchange Act of 1934, generally do not make disclosures regarding competition, presumably for the same reasons.

5.
Please revise to discuss how your funds are actually invested by your trading advisor.  For instance, discuss the breakdown of funds held as cash and those used for actual trading activities.  If you are investing on margin, please revise to elaborate on such investment strategy.  Also, disclose the amount of capital that must be deposited in your account with the trading advisor.

7 See Regulation S-K Item 101(h)(4)(i), (ii), (iii) and (viii).

Duc Dang
United States Securities and Exchange Commission
January 31, 2011

We have amended the disclosure to reflect the percentage of the Fund’s assets expected to be held as cash or used as margin and to indicate that no particular percentage must be deposited in the Fund’s account with the Trading Advisor.  As noted in the revised disclosure, the Fund does not invest on margin in the sense that it obtains financing for its positions.  Accordingly, the Fund has not discussed investing on margin as a strategy.  References to “margin” are to deposits that the Fund makes to secure its obligations under futures or forward contracts.

6.
We note that your holdings may change significantly over a given period of time.  However, it is not clear why disclosure of how your funds are currently invested would not provide a material snapshot into your operations and add context to the types of instruments you may invest in.  Please disclose your current investments or tell us why such information is not material.

Given that the Fund’s holdings will change significantly over time, we do not believe a specific list of investments is material and, in fact, providing such a list could set inaccurate expectations for future trading.  In addition, such information is highly confidential, and its disclosure could put the Trading Advisor and the Fund at a disadvantage.  In other funds sponsored by the Sponsor, a list of general sectors in which such funds trade is provided in the Form 10-K.8  We intend to provide such information in the first 10-K filed for the Fund, after the Fund has had a longer period of time in which to trade, but do not believe it would be helpful to provide such a list at this time.

Market Traded, page 7

7.	We note that the Fund will engage in speculative trading in the U.S. and non-U.S. futures and forward markets. Please list all the foreign exchanges and commodities the Fund will trade in.

Please see our response to Comment 6 above.

Regulation, page 20

8.
You have included a discussion of how probable regulations could affect you.  However, you have not disclosed how existing regulations that apply to your sponsor and trading advisor could indirectly impact your operations and trading activities, other than mentioning the registration status of your sponsor and trading advisor.  Please revise to discuss the impact of current regulations on your activities.  Please refer to Item 101(h)(4)(ix) of Regulation S-K.

8 See, e.g., ML BlueTrend FuturesAccess LLC Form 10-K filed on March 31, 2010, Item 1(c) “Narrative Description of Business — Use of Proceeds and Cash Management Income — Market Sectors and Condensed Schedule of Investments.”

Duc Dang
United States Securities and Exchange Commission
January 31, 2011

We have amended the disclosure to expand our discussion of the impact of current regulations.

Duc Dang
United States Securities and Exchange Commission
January 31, 2011

Security Ownership of Certain Beneficial Owners and Management, page 22

9.
It is not clear how you determined that the investor that purchased over 44 million units on August 1, 2010 should not be disclosed here pursuant to Item 403 of Regulation S-K.  Please clarify.  If you determined that your outstanding units of limited liability company interests do not constitute voting securities, please provide the basis for such determination, considering unit holders are able to vote on certain matters.

As defined by Rule 12b-2 under the Securities Exchange Act of 1934, the term voting securities means securities the holders of which are presently entitled to vote for the election of directors.  The Fund is a limited liability company formed with a managing member and has no board of directors.  As a result the units are not voting securities as defined under Rule 12b-2.

Recent Sales of Unregistered Securities, page 27

10.
We note that you have only filed a Form D for the September 1, 2010 sales.  Please revise to clarify if that means you did not rely on the safe harbor provided by Rule 506 of Regulation D for the August 1, 2010 sale.

The units purchased on August 1, 2010 were sold to only one investor — ML Trend-Following Futures Fund L.P., a futures fund of funds operated by the Sponsor.  This sale was made pursuant to the general exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended.

11.	You have disclosed seven total investors of your securities on page 27. Your Form D indicates that 16 investors have participated in that offering. Please revise to reconcile your disclosures.

Upon further review it has come to our attention that units were sold to a total of eight investors on September 1, 2010.  The Form D filed September 28, 2010 will be amended to reflect this correction.  In addition, we have revised the disclosures under Item 9(b) and Item 10 accordingly.

Description of Registrant’s Securities to be Registered, page 28

12.
We note that you may suspend redemptions if the sponsor is unable to estimate your value or of such redemption would materially adversely affect other investors.  Please revise to clarify if you would be required to provide notice and an explanation of any suspension to your redemptions.

We have amended the disclosure to clarify that notice of any suspension, together with an explanation of the reason for the suspension, would be given to all investors in the Fund.

Duc Dang
United States Securities and Exchange Commission
January 31, 2011

13.
We note that redemptions are made based on the estimated net asset value of your units.  Please revise to provide more detail about how you calculate net asset value for the different classes of units and the frequency of the calculation and its disclosure.  Also, please clarify if the net asset value for units within a given class could have different values.

We have added disclosure regarding the calculation of net asset value to Item 1(c) “Narrative Description of Business — Net Asset Value.”

Exhibits, page 33

14.	Your exhibit indicates you have filed the “form of” your selling, operating, and customer agreements even though it appears you have filed the executed versions. Please revise to reconcile or advise.

We have revised the disclosure to indicate that we have filed the executed versions of the selling, operating and customer agreements.

Financial Statement and Notes

Note 1 – Organization and Summary of Significant Accounting Policies

Organization and Offering Costs, F-3

15.
As disclosed on page 15, you amortize organizational and initial offering costs over a 12-month period for financial reporting purposes.  Please note that organizational costs should be charged to expense as they are incurred in accordance to paragraph 720-15-25-1 of the FASB Accounting Standards Codification.  Please clarify and revise your note disclosures to include your accounting policy for organizational and offering costs.

The Fund intends to file financial statements that are in accordance with U.S. generally accepted accounting principles (“GAAP”).  The fund will expense organizational costs and amortize offering costs over a 12-month period for financial reporting purposes.  When the amortization process used for operating and trade purposes is deemed to be materially different from GAAP, we will disclose in the footnotes of the financial statements any material difference between our operational approach and the expensing of organizational costs pursuant to 720-15-25-1 of the FASB Accounting Standards Codification.  We believe that reporting any material differences between the two methods meets the requirements of GAAP. We do not expect that the differences to be material for our funds.

*           *           *           *           *

Duc Dang
United States Securities and Exchange Commission
January 31, 2011

In connection with your letter and the registration statement noted above the Registrant acknowledges the following:

1.	the Registrant is responsible for the adequacy and accuracy of the disclosures in the filing;

2.	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Barbra E. Kocsis

Barbra E. Kocsis

cc:  Mark Borrelli